PRESS RELEASE

GOLDCORP DECLARES ELEVENTH MONTHLY DIVIDEND PAYMENT FOR 2004
(All dollar amounts in United States dollars (US$))

Toronto, October 22, 2004 - GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its eleventh regular monthly dividend payment for 2004 of $0.015 per share. Shareholders of record at the close of business on Monday, November 8, 2004 will be entitled to receive payment of this dividend on Friday, November 19, 2004. Goldcorp intends to make twelve (12) monthly payments of $0.015 per share in 2004 for a total annual dividend payment of $0.18 per share.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury, positive Cash Flow and Earnings and pays a Dividend twelve times a year! GOLDCORP is UNHEDGED and currently withholds one-third of annual gold production in anticipation of higher gold prices. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:	Corporate Office:

Ian J. Ball	145 King Street West
Investor Relations	Suite 2700
Telephone: (416) 865-0326	Toronto, Ontario
Toll Free: (800) 813-1412	M5H 1J8
Fax: (416) 361-5741	website: www.goldcorp.com
e-mail: info@goldcorp.com